Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Century operations have been suspended due to the impact of a regional bushfire

Johannesburg, 18 October 2024: Sibanye-Stillwater (JSE: SSW and NYSE: SBSW) wishes to inform stakeholders that operations at its Century operation in Queensland, Australia have been impacted by a regional bushfire.

The safety and well-being of our employees and contractors is our foremost priority and we are pleased to report that all personnel are safe and accounted for. Our operational teams have been unwavering in their efforts to help manage the bushfire at the Century operation and the neighbouring areas.

While the operations team has been able to protect the primary infrastructure at the Century operation (processing plant, hydro mine, airport, underground slurry pipeline and camp), there has been extensive loss of surface piping infrastructure, including the feed and water lines that connect the hydro mine to the processing plant and other key service lines. Suppliers have been contacted and orders for replacement piping have been placed. Due to the amount of piping required, operations are expected to remain suspended until 16 November 2024. As a result, we anticipate production of zinc metal for Q4 2024 to be approximately 9,680 payable tonnes less than forecast.

CEO, Neal Froneman, commented: "This incident once more highlights the threat posed by climate change, leading to significant harm from extreme weather-related events worldwide. This affirms our purpose of "safeguarding global sustainability through our metals" and the critical importance of resource stewardship and optimising scarce resources, including through reprocessing of legacy tailings facilities as is done by the Century operations. This setback is unfortunate considering the Century operation had recovered well after heavy rains affected Q1 2024."

About Sibanye-Stillwater
Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to diversify its asset portfolio into battery metals mining and processing and increase its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted,Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

DISCLAIMER

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this presentation may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could" "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited's (Sibanye-Stillwater or the Group) future financial position, business strategies, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, and plans and objectives for future operations, project finance and the completion or successful integration of acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2023 Integrated Report and annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on 26 April 2024 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this presentation. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). This information has not been reviewed by the Group's external auditors.

WEBSITES

References in this announcement to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this announcement.